China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People’s Republic of China

February 21, 2017

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director
Office of Natural Resources
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2015 (“2015 Form 20-F”)
Filed April 20, 2016 (File No. 001-15138)

Dear Mr. Schwall:
We refer to your letter dated February 3, 2017 regarding certain comments on the 2015 Form 20-F of China Petroleum & Chemical Corporation (together with its subsidiaries, the “Company” or “we”) filed with the Commission on April 20, 2016.  Set forth below are our responses to your comments.  For your convenience, we have also restated your comments below in bold.
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Form 20-F for Fiscal Year Ended December 31, 2015

Risk Factors, page 10

We rely heavily on outside suppliers for crude oil..., page 11
It is possible that the current or future activities of our ultimate controlling shareholder, Sinopec Group Company, or its affiliates in or with certain countries that are the subject of economic  sanctions...., page 15

1. In your letter to us dated July 17, 2013, you described contacts with Sudan, and you stated that you had no contacts with Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your July 17, 2013 letter, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements, including through subsidiaries Unipec and Sinopec Shanghai Petrochemical Co. Ltd. We are aware of recent news articles reporting that subsidiary Sinopec International Petroleum Exploration and Production

Corp. brought back 263 employees since the beginning of the year because projects it had acquired in Syria and two other countries did not perform as anticipated; and that you are one of the two biggest oil producers in Sudan. You should describe any products, components, technologies or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

We respectfully advise the Staff that the Company has no past, current, and anticipated contacts with Sudan and Syria since our letter dated July 17, 2013, whether through the Company’s subsidiaries, controlled affiliates, resellers, distributors, or other direct or indirect arrangements, except for the purchases of an insignificant amount of crude oil from Sudan in the Company’s ordinary course of business. We also respectfully advise the Staff that the statements made in the news articles as stated in the Staff’s comment above are factually mistaken as far as the Company is concerned. Sinopec International Petroleum Exploration and Production Corp. (“SIPC”) is an affiliate of China Petrochemical Corporation (or “Sinopec Group”), the Company’s controlling shareholder, and we exercise no control over SIPC. Based on our inquiries to Sinopec Group, we understand that SIPC only owns 6% equity interest of Block 3/7 in Sudan. None of the Company or any of its subsidiaries owns any assets or has any business operations in either Syria or Sudan.
As we described in our 2015 Form 20-F and our response letter to the Staff dated July 17, 2013, the Company purchases crude oil from Sudan in its ordinary course of business. The purchase volumes of Sudanese crude oil as a percentage of the Company’s refining throughput was insignificant in each of the past three (3) years and, as shown in the table in the Company’s response to comment #2 below, the Company anticipates that it may continue purchasing crude oil from Sudan and the purchase volume will continue to be insignificant. The above-mentioned Sudanese crude oil was purchased through our subsidiary, Unipec, which sourced the crude oil from a number of traders, resellers and/or distributors.
The Company does not provide products, equipment, components, technology or services, directly or indirectly, to Sudan or Syria nor does it have any agreements, commercial arrangements, or other contacts with the governments of these countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As stated in our response to comment #1 above, the Company has no operations associated with Sudan or Syria except for the purchase of crude oil from Sudan in its ordinary course of business. The Company has no other contact with Sudan and have not purchased crude oil from Syria in the past three (3) years. We respectfully advise the Staff that the Company’s crude oil purchases from Sudan constitute only a fraction of the Company’s refining throughput in the years 2013, 2014 and 2015. The following table shows the detailed information on the Company’s purchase volumes from Sudan in each of the years 2013, 2014 and 2015, and their respective percentages of the Company’s refining throughput.
	Sudan
	Volume	% of Refining Throughput
	(million tonnes)
2013	1.19	0.51
2014	0.66	0.28
2015	0.71	0.30

3. Please tell us whether the representations in your letter dated February 11, 2010 that you maintain separate operations, financing, employees and revenues from controlling shareholder China Petrochemical Corporation (or Sinopec Group), and that there are no shared employees between you and Sinopec Group in connection with activities in sanctioned countries, continue to be correct.

We respectfully submit that the Company continues to maintain separate operations, financing, employees and revenues from Sinopec Group, and that in connection with any activities of Sinopec Group in the OFAC sanctioned countries, there are no shared employees between the Company and Sinopec Group.

Item 5. Operating and Financial Review and Prospects, page 39
Critical Accounting Policies, page 39
Impairment for Long-Lived Assets, page 40

4. We note your response to prior comment number one and the relationship between prices utilized for purposes of impairment testing and actual prices realized in 2015. Separately, we note the risk factor disclosure that a prolonged period of oil price drop may impact your profit and ability to maintain your long-term investment projects. If it is reasonably likely that known trends or uncertainties regarding prices will have a material effect on your results of operations, liquidity or capital resources, provide a reasonably detailed discussion and analysis, including, where reasonably practicable, quantification of the impact of the current price environment. See Item 5.D of Form 20-F and Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350 and 34-48960.

We respectfully advise the Staff that as an integrated company with upstream, midstream and downstream businesses, our liquidity, capital resources and results of operations of our business segments are influenced by many factors besides oil price, such as macro-economic conditions, market supply and demand, government announced refined oil product prices and changes in environmental regulations material to our operations, etc. The impact of a prolonged period of oil price drop may negatively affect results of our operations, especially our upstream business segment, including its profitability, liquidity and ability to maintain long-term investment projects. However, given the complexity of the matter, we would not be able to provide a quantitative discussion and analysis of the impact of the current price environment on the Company as a whole.
We respectfully advise the Staff that we have included detailed discussion and analysis of our profitability, capital resources and liquidity for each of our four principal business segments for the years ended December 31, 2013, 2014 and 2015 in “Item 5 – Operating and Financial Review and Prospects” of our 2015 Form 20-F. In general, the profitability of our midstream and downstream business segments largely offsets the negative impact of a prolonged period of oil price drop on the Company’s performance as a whole.
International crude oil price has experienced a sustained fall since the second half of the year 2014. To address the changing business environment and to improve the returns of our investment projects, we have taken measures to reduce our capital expenditure. We have also increased our cost control efforts and improved the management of our cash flows to reduce financial risks. As a result, despite a decrease in Company’s performance, our net cash generated from operating activities is at the highest level historically, and our sources of funding have not been affected.

5. Your response to prior comment five from our letter dated November 28, 2016 does not address whether there were any assets or cash generating units in your exploration and production segment for which you determined that impairment indications were not identified. As requested in our prior comment, if there were any assets or cash generating units in your exploration and production segment for which you concluded that impairment testing was not necessary during 2015, explain to us your basis for reaching such a conclusion, including how you considered the indications in IAS 36, paragraph 12.

We respectfully advise the Staff that all of our long-lived assets in our exploration and production segment were reviewed for impairment indications in accordance with IAS 36, paragraph 12. We further conducted impairment testing for all long-lived assets with impairment indications identified.
We respectfully advise the Staff that we considered, among others, the following factors when we reviewed our assets for impairment indications:
1. Whether the asset’s value had declined significantly;
2. Whether the market interest rates or other rates of return on investments had increased substantially during the fiscal year;
3. Whether there was any evidence of obsolescence or physical damage for an asset; and
4. Whether significant changes had taken place during the fiscal year, or were expected to take place in the near future, as to how an asset was used or was expected to be used, and whether such changes have had or would have any adverse effect on the asset.
The Company did not perform impairment testing for assets relating to natural gas pipelines and uncompleted wells, equipment and facilities, as no indication of impairment had been identified for these assets.  The carrying amount of natural gas pipeline related assets and uncompleted wells, equipment and facilities as of December 31, 2015 were RMB 43,478 million and RMB 55,461 million, respectively.

The natural gas pipeline related assets are grouped into cash-generating units that are independent from other cash-generating units. Although the gas pipeline business was profitable in 2015, the Company reviewed all natural gas pipeline related assets for impairment indications and did not identify any impairment indications. Therefore, these assets were not tested for impairment in 2015.

Uncompleted wells, equipment and facilities represents uncompleted development wells and equipment and temporary capitalized exploratory wells. When reviewing the impairment indication of uncompleted development wells, equipment and facilities, the Company compared the oil prices based on which the expenditure decisions were made against the market available prices at the time of impairment indication review, no indications had been identified which suggested these asset would be impaired. Therefore no impairment testing was performed. The impairment of temporary capitalized exploratory wells costs occurs upon the determination that the well has not found proved reserves. The Company reviews its exploratory wells annually, which are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. Based on above practice of the Company, and together with the impairment indication review performed, the Company did not perform impairment testing on temporary capitalized exploratory wells.

Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-11
Note 1 Principal Activities, Organization and Basis of Presentation

6. In view of the carrying value of assets in your exploration and production segment, the impairment charges recorded in that segment in recent periods, and the relationship between the crude oil and natural gas prices used for purposes of impairment testing and actual prices in 2015, expand the disclosure here or elsewhere to address the requirements of IAS 1, paragraphs 125 through 129. Alternatively, explain to us where this disclosure has already been provided.

We respectfully advise the Staff that we have disclosed the nature of assets under sub-sections(f) and (g) of Note 2 on page F-15 of our 2015 Form 20-F as required under IAS 1, paragraph 125. We have also disclosed that the net book value of our oil and gas property as of December 31, 2015 is RMB 238,943 million.
We do not believe IAS 1, paragraphs 126 to 128 impose any specific disclosure obligations on the Company.
In accordance with the requirements of IAS 1, paragraph 129, we have disclosed the nature of the assumption and other estimation uncertainty under sub-section (o)(ii) of Note 2 on page F-18 and under Note 35 on pages F-64 and F-65 of our 2015 Form 20-F.
We respectfully advise the Staff that we decided not to disclose quantitative analysis of the sensitivity of carrying values of our assets to our assumptions about prices of oil and nature gas for the following reasons:
The Company is an integrated company with upstream, midstream and downstream businesses, related assumption like prices of crude oil and natural gas, may have similar or opposite impact on our exploration and production, refining, marketing and distribution and chemicals segments. Such sensitivity analysis may mislead investors if it only considers the impact on our exploration and production segment. Similar to our analysis in our response to comment # 4 above, we do not believe sensitivity analysis of the Company as a whole to our assumption about prices of oil and natural gas is practicable. IAS 1, paragraph 131 states that “[s]ometimes it is impracticable to disclose the extent of the possible effects of an assumption or another source of estimation uncertainty at the end of the reporting period. In such cases, the entity discloses that it is reasonably possible, on the basis of existing knowledge, that outcomes within the next financial year that are different from the assumption could require a material adjustment to the carrying amount of the asset or liability affected. In all cases, the entity discloses the nature and carrying amount of the specific asset or liability (or class of assets or liabilities) affected by the assumption.” We believe our disclosure in the first paragraph of Note 35 on page F-64 of our 2015 Form 20-F shall have satisfied the requirements of IAS 1, paragraph 131.
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Please contact our investors relations representative, Ms. Marlene Pan, at (917) 863-6818 or marlenepan@sinopecusa.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors